Exhibit 16.1
October 18, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
We have read the Form S-1 dated October 18, 2010, of Primo Water Corporation and Subsidiaries and are in agreement with the statements contained in the fifth and seventh paragraphs on page 158 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
/s/ Ernst & Young LLP